Exhibit 14

Asian Infrastructure Investment Bank’s Financial Condition and Results of Operations as of and for the Nine Months Ended September 30, 2020

SELECTED FINANCIAL INFORMATION

The financial information included herein for the nine-month periods ended September 30, 2020 and September 30, 2019 and as of September 30, 2020 and December 31, 2019 is derived from the unaudited interim condensed financial statements as of and for the nine months ended September 30, 2020, including the notes thereto (the “Interim Financial Statements”), of the Asian Infrastructure Investment Bank (“AIIB” or the “Bank”). The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” The financial condition and results of operations as of and for the nine-month period ended September 30, 2020 are not necessarily indicative of results to be expected for the full year 2020.

The selected financial information should be read in conjunction with the Interim Financial Statements in Exhibit 15 of this annual report on Form 18-K and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Exhibit 14 of this annual report on Form 18-K.

	Nine Months Ended September 30,
	2020	2019
	(in thousands of US$)
Selected Profit and Loss Information
Interest income	276,801	324,824
Interest expense	(56,347)	(21,094)

Net interest income	220,454	303,730
Net fee and commission income	9,186	9,087
Net gain on financial instruments measured at fair value through profit or loss	107,292	63,950
Net loss on financial instruments measured at amortized cost	(4,221)	—
Net loss on investment in associate	(358)	—
Impairment provision	(108,798)	(17,184)
General and administrative expenses	(114,828)	(89,102)
Net foreign exchange gain/(loss)	17,793	(277)

Operating profit for the period	126,520	270,204
Accretion of paid-in capital receivables	5,955	47,881

Net profit for the period	132,475	318,085
Other comprehensive income

- Items will not be reclassified to profit or loss

Unrealized gain on fair-valued borrowings arising from changes in own credit risk	3,093	—

Total comprehensive income	135,568	318,085

	As of September 30,	As of December 31,
	2020	2019
	(unaudited)	(audited)
	(in thousands of US$)
Selected Balance Sheet Information
Total assets	30,777,016	22,631,644
Total liabilities	10,650,242	2,645,473
Total members’ equity	20,126,774	19,986,171

Total liabilities and members’ equity	30,777,016	22,631,644

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Interim Financial Statements in Exhibit 15 of this annual report on Form 18-K.

Overview

AIIB is a multilateral development bank (“MDB”) with a mandate to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions. The Bank commenced operations on January 16, 2016 to help its members meet a substantial financing gap between the demand for infrastructure in Asia and available financial resources. The Bank aims to work with public and private sector partners to channel its own public resources, together with private and institutional funds, into sustainable infrastructure investment. The Bank maintains its principal office in Beijing, People’s Republic of China.

The Bank’s mission is “Financing Infrastructure for Tomorrow,” which reflects AIIB’s commitment to sustainability, be it financial, economic, social or environmental in nature. The Bank has identified the following thematic priorities:

•

Green Infrastructure: Prioritizing green infrastructure and supporting its members to meet their environmental and development goals by financing projects that deliver local environmental improvements and investments dedicated to climate action.

•

Connectivity and Regional Cooperation: Prioritizing projects that facilitate better domestic and cross-border infrastructure connectivity within Asia and between Asia and the rest of the world, and supporting projects that complement cross-border infrastructure connectivity by generating direct measurable benefits in enhancing regional trade, investment, digital and financial integration across Asian economies and beyond.

•

Technology-enabled Infrastructure: Supporting projects where the application of technology delivers better value, quality, productivity, efficiency, resilience, sustainability, inclusion, transparency or better governance along the full project life cycle.

•	Private Capital Mobilization: Supporting projects that directly or indirectly mobilize private financing into sectors within the Bank’s mandate.

Financing Portfolio

As of October 31, 2020, the Bank approved 101 financings (including 88 loans, nine investments in funds, two equity financings and two investments in fixed-income securities) with a total amount of US$21,462.4 million. This amount includes financings approved as of October 31, 2020 under the COVID-19 Crisis Recovery Facility. See “–COVID-19 Pandemic–AIIB Response to the COVID-19 Pandemic” below. Of these financings, 96 were approved by the Board of Directors with a total approved amount of US$20,805.6 million, and five were approved by the President, pursuant to his delegated authority to approve certain financings, with a total approved amount of US$656.8 million.

As of October 31, 2020, approved loans totaled US$19,448.4 million, of which US$9,390.8 million were committed amounts and US$7,162.1 million were disbursed amounts. Committed amounts are amounts the Bank has approved and committed to provide pursuant to legally-binding documentation, but has not yet disbursed. For sovereign-backed loans, these amounts are further limited to financings for which all conditions precedent required for disbursement have been satisfied. Disbursed amounts as of October 31, 2020 are on a cash basis. Disbursed amounts included in the tables below represent the gross carrying amount of the loans (i.e., including the transaction costs and fees that are capitalized through the effective interest method). Of all approved loans as of October 31, 2020, 69 were sovereign-backed and 19 were non-sovereign-backed loans; 53 were co-financings and 35 were stand-alone financings.

As of October 31, 2020, approved investments in funds totaled US$910.0 million, of which the Bank has disbursed US$112.6 million.

As of October 31, 2020, approved equity financings totaled US$104.0 million, of which the Bank has disbursed US$76.6 million.

As of October 31, 2020, approved investments in fixed-income securities totaled US$1,000.0 million, of which the Bank has disbursed US$500.0 million.

As of October 31, 2020, approved financings (including approved financings under the COVID-19 Crisis Recovery Facility) spanned a broad range of sectors, including energy, transport, urban development, water, finance, information, communication and technology (“ICT”), rural infrastructure and agriculture development, economic resilience, finance/liquidity and public health and, excluding multi-country financings (discussed below), pertained to projects in the following members: Azerbaijan, Bangladesh, Cambodia, China, Egypt, Fiji, Georgia, India, Indonesia, Kazakhstan, Kyrgyz Republic, Lao PDR, Maldives, Mongolia, Myanmar, Nepal, Oman, Pakistan, Philippines, Russia, Singapore, Sri Lanka, Tajikistan, Turkey, Uzbekistan and Vietnam. As of October 31, 2020, of the approved financings, eight (six investments in funds and two investments in fixed-income securities) were classified as multi-country financings because they are intended to involve beneficiaries in multiple members.

Geographic Distribution of Loans

The following table sets forth AIIB’s loan portfolio by geographic distribution:

	As of September 30, 2020		As of December 31, 2019
	Amount (in millions of US$)(1)	As a percentage of total loan portfolio	Amount (in millions of US$)(1)	As a percentage of total loan portfolio
Committed Amounts
Central Asia	133.3	2%	63.6	1%
Eastern Asia	0.7	0%	—	0%
South-Eastern Asia	1,171.3	20%	1,019.6	22%
Southern Asia	2,904.9	50%	2,228.8	49%
Western Asia	1,243.3	22%	945.3	21%

Total Regional	5,453.5	94%	4,257.3	93%
Total Non-Regional	319.2	6%	319.2	7%

Total Committed	5,772.7	100%	4,576.5	100%

Disbursed Amounts(2)
Central Asia	34.8	1%	23.8	1%
Eastern Asia	614.1	9%	247.4	11%
South-Eastern Asia	1,857.9	26%	187.8	8%
Southern Asia	2,927.6	41%	671.1	29%
Western Asia	1,479.2	21%	1,062.3	46%

Total Regional	6,913.6	98%	2,192.4	95%
Total Non-Regional	168.2	2%	128.0	5%

Total Disbursed	7,081.8	100%	2,320.4	100%

Notes:

(1)	The amounts set forth in this table include both sovereign-backed and non-sovereign-backed loans.
(2)	Disbursed amounts represent the gross carrying amount of the loans.

Loans by Sector

The following table sets forth AIIB’s loan portfolio by sector:

	As of September 30, 2020		As of December 31, 2019
	Amount (in millions of US$)(1)	As a percentage of total loan portfolio	Amount (in millions of US$)(1)	As a percentage of total loan portfolio
Committed Amounts
Energy	1,362.0	24%	1,184.0	26%
Finance	351.5	6%	211.5	5%
ICT/others	87.4	2%	134.4	3%
Transport	1,043.5	18%	1,236.4	27%
Urban	813.8	14%	561.2	12%
Water	1,517.5	26%	1,249.0	27%
Economic Resilience	—	0%	—	0%
Public Health	515.0	9%	—	0%
Rural Infrastructure and Agriculture Development	82.0	1%	—	0%

Total Committed	5,772.7	100%	4,576.5	100%

Disbursed Amounts(2)
Energy	1,651.3	23%	1,466.2	63%
Finance	224.9	3%	88.5	4%
ICT/others	192.3	3%	71.6	3%
Transport	802.2	11%	557.0	24%
Urban	149.8	2%	104.1	5%
Water	49.3	1%	33.0	1%
Economic Resilience	3,298.8	47%	—	0%
Public Health	713.2	10%	—	0%
Rural Infrastructure and Agriculture Development	—	0%	—	0%

Total Disbursed	7,081.8	100%	2,320.4	100%

Notes:

(1)	The amounts set forth in this table include both sovereign-backed and non-sovereign-backed loans.
(2)	Disbursed amounts represent the gross carrying amount of the loans.

Loan Maturity

As of September 30, 2020, based on the final repayment date of the loans, US$76.5 million of AIIB’s disbursed and committed loans is scheduled to mature through 2024, US$4,915.0 million is scheduled to mature in 2025-2035 and US$7,863.0 million is scheduled to mature from 2036 onwards.

Ten Largest Borrowers

The following table sets forth the aggregate principal amount of loans (including both committed and disbursed amounts) to AIIB’s 10 largest borrowers (including both sovereign-backed and non-sovereign-backed borrowers) as of September 30, 2020:

Borrower	Amount (in millions of US$)	As a percentage of total loan portfolio
Republic of India	3,211.3	24.98%
Republic of Indonesia	1,689.5	13.14%
Islamic Republic of Pakistan	1,174.6	9.14%
Republic of the Philippines	957.9	7.45%
People’s Republic of Bangladesh	895.1	6.96%
Southern Gas Corridor Closed Joint Stock Company of Azerbaijan	602.6	4.69%
Boru Hatları ile Petrol Taşıma A.Ş. (BOTAŞ) of Turkey	601.3	4.68%
The People’s Republic of China	365.8	2.85%
Arab Republic of Egypt	299.5	2.33%
Republic of Turkey	299.5	2.33%

COVID-19 Pandemic

AIIB Response to the COVID-19 Pandemic

The COVID-19 pandemic is having an adverse impact on the global economy and on the individual economies of AIIB members. AIIB members are working to contain the COVID-19 pandemic as quickly as possible to prevent the spread of COVID-19 and to mitigate the risks of long-lasting, structural harm to their economies. Developing economies, especially those with weak health care infrastructure, vulnerable macroeconomic or financial sector fundamentals or a high dependence on tourism or remittances, require support from the international financial community to respond to and contain the COVID-19 pandemic.

As part of a coordinated international response to counter the COVID-19 pandemic, AIIB is working closely with other international financial institutions to create a network of support options, especially for the most vulnerable economies. Based on feedback from public and private sector partners, the Bank’s immediate assistance is required in three key areas: (i) immediate health care sector needs (including support for emergency public health responses and for the long-term sustainable development of the health care sector), (ii) economic resilience, mainly where clients require financing to supplement government measures supporting the social and economic response and recovery efforts (including infrastructure investments and investments in social and economic protection measures to prevent long-term damage to the productive capacity of the economy and to protect and restore productive capital) and (iii) investments in infrastructure and other productive sectors, mainly where clients might otherwise need to curtail long-term investments due to liquidity constraints.

The Bank has adopted a variety of measures to respond to the COVID-19 pandemic. In early April 2020, the Bank launched a US$5 billion COVID-19 Crisis Recovery Facility (the “CRF”), which the Bank subsequently increased to US$5-10 billion, and then to US$13 billion due to high demand. The CRF, which is designed to adapt to emerging client needs, will offer sovereign-backed and non-sovereign-backed financings for qualifying clients and projects within AIIB’s members. As of October 31, 2020, the Bank approved 22 financings under the CRF, totaling US$6,644.9 million.

Representative examples of approved CRF financings that are intended to address the three key areas described above include the following: (i) a US$500 million sovereign-backed financing in India as part of a co-financing led by the International Bank for Reconstruction and Development (“World Bank”), mainly to purchase emergency medical equipment, enhance disease detection capacities and strengthen the national health care system, (ii) a US$750 million financing, as part of an Asian Development Bank (“ADB”)-led co-financing, to support Indonesia’s COVID-19 Active Response and Expenditure Support Program, a program designed to help mitigate the severe health, social and economic impact of the COVID-19 pandemic and (iii) a US$100 million non-sovereign-backed financing, as part of a co-financing led by the International Finance Corporation (“IFC”), to Vietnam Prosperity Joint Stock Commercial Bank (“VP Bank”) to expand VP Bank’s working capital and trade-related lending program to private sector enterprises in Vietnam, including small and medium-sized enterprises impacted by the COVID-19 pandemic. The table below sets out further information on the Bank’s approved CRF financings, as of October 31, 2020.

Table 1: Overview of Approved Financings under the CRF(1)

Member	Project Name	AIIB Financing	Lead Co-financier (if any)
		(in US$ million)
Bangladesh	Bangladesh COVID-19 Active Response and Expenditure Support Program	250	ADB
Bangladesh	Bangladesh COVID-19 Emergency Response and Pandemic Preparedness Project	100	World Bank
China	Emergency Assistance to China Public Health Infrastructure Project	355	Standalone
Fiji	Sustained Private Sector-Led Growth Reform Program	50	ADB
Georgia	Georgia Emergency COVID-19 Response Project	100	World Bank
Georgia	Economic Management and Competitiveness Program: COVID-19 Crisis Mitigation	50	World Bank
India	India COVID-19 Emergency Response and Health Systems Preparedness Project	500	World Bank
India	India COVID-19 Active Response and Expenditure Support Program	750	ADB
Indonesia	COVID-19 Active Response and Expenditure Support Program	750	ADB
Indonesia	Emergency Response to COVID-19 Program	250	World Bank
Kazakhstan	Kazakhstan COVID-19 Active Response and Expenditure Support Program	750	ADB
Kyrgyz Republic	Emergency Support for Private and Financial Sector Project	50	World Bank
Maldives	COVID-19 Emergency Response and Health Systems Preparedness Project	7.3	World Bank
Mongolia	Mongolia COVID-19 Rapid Response Program	100	ADB
Pakistan	COVID-19 Active Response and Expenditure Support Program	500	ADB
Pakistan	Resilient Institutions for Sustainable Economy	250	World Bank
Philippines	COVID-19 Active Response and Expenditure Support Program	750	ADB
Russia	Russian Railways COVID-19 Emergency Response Project	300	Standalone
Turkey	COVID-19 Medical Emergency Response Project	82.6	EBRD(2)
Turkey	COVID-19 Credit Line Project	500	Standalone
Uzbekistan	Healthcare Emergency Response Project	100	ADB
Vietnam	VP Bank COVID-19 Response Facility	100	IFC

Total		6,644.9

Notes:

(1)	As of October 31, 2020.
(2)	European Bank for Reconstruction and Development.

AIIB is reviewing further projects to address the effects of the COVID-19 pandemic in several of its members, in some cases in collaboration with other MDBs. As of October 31, 2020, the Bank had 17 proposed CRF financings in the rolling investment pipeline, totaling US$2,907.0 million. Representative examples of such projects under review that are intended to address the three key areas described above include the following: (i) a US$217 million loan to Serbia to strengthen hospital readiness, including through the procurement of medical and protective equipment, (ii) a US$500 million financing, as part of an ADB-led co-financing, to help the government of Thailand mitigate the adverse impacts of the COVID-19 pandemic by providing budgetary support to its COVID-19 pandemic response program and (iii) a US$200 million credit line to the National Bank for Foreign Economic Activity of the Republic of Uzbekistan JSC to help alleviate working capital shortages and liquidity constraints resulting from the COVID-19 pandemic.

As a temporary facility put in place to address the COVID-19 pandemic, the CRF will be open for the approval of qualifying projects until October 16, 2021, unless otherwise decided by AIIB’s Board of Directors. Certain qualifying projects may be entitled to fast track preparation and approval processes, and disbursements of financings under the CRF are occurring more rapidly than disbursements for AIIB’s other financings.

Impact of the COVID-19 Pandemic on the Bank’s Activities and Results of Operations

The Bank currently remains fully operational and continues to conduct its activities in the normal course of business. As a precautionary measure, the Bank has put in place procedures to prevent any potential disruptions to its governance and project approval schedule. The Bank has adopted prudent measures to ensure the health and safety of its employees, including imposing travel restrictions and remote working arrangements and rescheduling public events or holding them in virtual format until a normalized situation resumes, and it continues to monitor the situation closely.

While the severity and duration of the COVID-19 pandemic is difficult to predict, it has had and likely will continue to have a material adverse effect on the Bank’s results of operations.

The Bank’s financial performance is highly dependent on its ability to generate income from its liquidity and loan investment portfolios.

In the initial years of the Bank’s operations, a substantial portion of net interest income is generated by the liquidity portfolio. As a result, observed downward movements in interest rates have adversely affected the Bank’s results of operations. In recent months, market interest rates have declined significantly, due in part to governments and central banks around the world responding to the decline in global economic demand caused by the COVID-19 pandemic. As a result of the current low interest rate environment, the Bank has experienced downward pressure on income earned from both its liquidity and loan investments portfolios and expects to continue experiencing such downward pressure in the coming quarters.

Due to the COVID-19 pandemic, in the nine months ended September 30, 2020, the fair value of the Bank’s investments in money market funds and portfolios of high credit quality securities managed by external asset managers experienced volatility, and such volatility is expected to continue in the coming quarters. Furthermore, the COVID-19 pandemic has had and is expected to continue to have an adverse effect on the credit position of the Bank’s loan portfolio, which is highly dependent on credit conditions in the member jurisdictions where the Bank’s largest sovereign-backed and non-sovereign-backed borrowers are located. As a result, the Bank has recognized higher levels of expected credit loss (“ECL”), which in turn has caused an increase in impairment provisions in the nine months ended September 30, 2020 and may cause further increases in impairments as the COVID-19 pandemic continues.

In addition, while the Bank has experienced and may continue to experience demand for CRF-related financings, which are disbursing more rapidly than disbursements for AIIB’s other financings, certain of the Bank’s existing investment projects may be delayed or curtailed as clients evaluate the impact of the COVID-19 pandemic or may be implemented at a pace that is slower than expected. In addition, the Bank may experience a temporary decline in demand for non-sovereign-backed financings, and consequently a weaker investment pipeline, should project sponsors and beneficiaries postpone infrastructure investments. A slowdown in project implementation or a protracted decline in demand for investment financings may lead to lower disbursement rates, which may negatively affect AIIB’s ability to generate income on investment financings.

Lastly, AIIB may raise additional debt financing in various markets. All net proceeds from AIIB’s offerings of debt are added to AIIB’s ordinary resources, which will be used to fund AIIB’s financings, including, but not limited to, those under the CRF. All borrowings will be subject to limits set by AIIB’s Board of Directors. In accordance with existing limits set by AIIB’s Board of Directors, in the year ending December 31, 2020, AIIB may incur (i) borrowings with a final maturity of one year or more in an aggregate amount of up to US$9 billion equivalent, which amount may be supplemented by any early redemptions, repurchases or prepaid outstanding obligations by AIIB and (ii) short-term borrowings, with a maturity of less than one year, of up to US$1 billion equivalent outstanding at any time. Any increases in these authorized amounts are subject to approval by the Board of Directors of AIIB.

Income Statement

Interest Income

Interest income mainly consists of (i) interest earned on cash, cash equivalents and deposits (primarily, term deposits and certificates of deposit), (ii) interest earned on loan investments, including the amortization of front-end fees and other costs related to loan origination and (iii) interest earned on bond investments.

Nine Months Ended September 30, 2020 and 2019. AIIB’s total interest income decreased to US$276.8 million for the nine months ended September 30, 2020 from US$324.8 million for the nine months ended September 30, 2019, mainly as a result of a decrease in interest income earned on cash, cash equivalents and deposits that was only partially offset by an increase in interest income from loan investments and bond investments. Interest income from cash, cash equivalents and deposits decreased to US$189.7 million for the nine months ended September 30, 2020 from US$271.6 million for the nine months ended September 30, 2019, mainly due to a lower interest rate environment. Interest income from loan investments increased to US$71.2 million for the nine months ended September 30, 2020 from US$52.8 million for the nine months ended September 30, 2019, mainly due to an increase in AIIB’s loan volume. Interest income from bond investments increased to US$16.0 million for the nine months ended September 30, 2020 from US$0.4 million for the nine months ended September 30, 2019, mainly due to the full deployment of the fixed income portfolio comprising primarily Asian infrastructure-related bonds.

Interest Expense

Nine Months Ended September 30, 2020 and 2019. AIIB’s interest expense increased to US$56.3 million for the nine months ended September 30, 2020 from US$21.1 million for the nine months ended September 30, 2019, as a result of an increase in outstanding bond issuances. In May 2019, AIIB issued US$2,500 million principal amount of 2.25% notes due 2024. In the nine month period ended September 30, 2020, AIIB issued (i) US$3,000 million principal amount of 0.50% notes due 2025 on May 28, 2020, (ii) CNY3,000 million principal amount of 2.40% notes due 2023 on June 15, 2020, (iii) US$3,000 million principal amount of 0.25% notes due 2023 on September 29, 2020 and (iv) a total of US$1,130.1 million equivalent fixed rate notes under AIIB’s Global Medium Term Note Programme.

Net Interest Income

Net interest income is interest income less interest expense.

Nine Months Ended September 30, 2020 and 2019. Mainly for the reasons set forth above, AIIB’s net interest income decreased to US$220.5 million for the nine months ended September 30, 2020 from US$303.7 million for the nine months ended September 30, 2019.

Net Fee and Commission Income

Net fee and commission income mainly consists of loan commitment and service fees charged to borrowers less co-financing service fees paid in respect of co-financing arrangements.

Nine Months Ended September 30, 2020 and 2019. AIIB’s net fee and commission income increased to US$9.2 million for the nine months ended September 30, 2020 from US$9.1 million for the nine months ended September 30, 2019, mainly due to an increase in loan commitment and service fees resulting from higher loan volumes. Loan commitment and service fees increased to US$10.7 million for the nine months ended September 30, 2020 from US$9.6 million for the nine months ended September 30, 2019. This increase was partially offset by an increase in co-financing service fees to US$1.6 million for the nine months ended September 30, 2020 from US$0.6 million for the nine months ended September 30, 2019, mainly due to an increase in AIIB’s loan volume.

Net Gain on Financial Instruments Measured at Fair Value through Profit or Loss

Net gain on financial instruments measured at fair value through profit or loss mainly reflects the change in fair value of AIIB’s investments in (i) money market funds and (ii) portfolios of high credit quality securities managed by external asset managers engaged by AIIB, as well as changes in the fair value of AIIB’s own borrowings and derivatives.

Nine Months Ended September 30, 2020 and 2019. AIIB’s net gain on financial instruments measured at fair value through profit or loss increased to US$107.3 million for the nine months ended September 30, 2020 from US$64.0 million for the nine months ended September 30, 2019, mainly due to an increase in the fair value gains on the portfolios of high credit quality securities managed by external asset managers engaged by AIIB, partially offset by a decrease in the fair value gains of AIIB’s money market fund investments and a decrease in net gains on AIIB’s own borrowings and associated derivatives.

Net Loss on Financial Instruments Measured at Amortized Cost

Net loss on financial instruments measured at amortized cost reflects the change in amortized cost of the Bank’s investments in a fixed income portfolio which comprises primarily Asian infrastructure-related bonds.

Nine Months Ended September 30, 2020 and 2019. AIIB’s net loss on financial instruments measured at amortized cost increased to US$4.2 million for the nine months ended September 30, 2020 from nil for the nine months ended September 30, 2019 due to the disposal of certain bonds in the portfolio.

Impairment Provision

AIIB uses an ECL model to estimate credit losses on financial assets, such as loan disbursements, and on other instruments, such as undrawn loan commitments. AIIB recognizes an ECL allowance at each reporting date and recognizes as an impairment loss or the reversal of an impairment loss (i.e., an impairment provision) the change in ECL allowance between such reporting date and the previous reporting date.

Nine Months Ended September 30, 2020 and 2019. AIIB’s impairment provision increased to US$108.8 million for the nine months ended September 30, 2020 from US$17.2 million for the nine months ended September 30, 2019. The impairment provision for the nine months ended September 30, 2020 included a US$89.8 million increase in the ECL allowance relating to the Bank’s portfolio of loan investments and loan commitments and a US$19.0 million increase in the ECL allowance relating to the Bank’s portfolio of bond investments at amortized cost, which consists primarily of Asian infrastructure-related bonds. The increase in the ECL allowance for loan investments and loan commitments resulted mainly from the increase in the Bank’s loan commitments and disbursements as well as downgrades in the internal ratings of certain loans in the nine months ended September 30, 2020 as a result of worsening credit conditions, due in large part to the COVID-19 pandemic, in the member jurisdictions where the Bank’s largest sovereign-backed and non-sovereign-backed borrowers are located. The increase in the ECL allowance for the Bank’s portfolio of bond investments at amortized cost resulted mainly from the assessment of two bond holdings in the portfolio, both issued by the same issuer, as “credit impaired.”

General and Administrative Expenses

General and administrative expenses mainly consist of (i) staff costs, such as short-term employee benefits, including salaries, location premiums and medical and life insurance, and costs related to AIIB’s defined contribution (i.e., retirement) plans, (ii) professional service expenses, (iii) facilities and administration expenses, (iv) IT services, (v) issuance cost in respect of borrowings, (vi) travel expenses and (vii) other expenses.

Nine Months Ended September 30, 2020 and 2019. AIIB’s general and administrative expenses increased to US$114.8 million for the nine months ended September 30, 2020 from US$89.1 million for the nine months ended September 30, 2019 mainly due to the continuing ramp-up of AIIB’s organizational activities and investment operations. The increase in such expenses primarily consisted of the following: (i) an increase in staff costs to US$55.7 million for the nine months ended September 30, 2020 from US$40.0 million for the nine months ended September 30, 2019, (ii) an increase in professional service expenses to US$19.9 million for the nine months ended September 30, 2020 from US$15.7 million for the nine months ended September 30, 2019, (iii) an increase in facilities and administration expenses to US$12.8 million for the nine months ended September 30, 2020 from US$7.7 million for the nine months ended September 30, 2019, (iv) an increase in expenses on IT services to US$11.4 million for the nine months ended September 30, 2020 from US$10.7 million for the nine months ended September 30, 2019 and (v) an increase in issuance cost in respect of borrowings to US$7.4 million for the nine months ended September 30, 2020 from US$3.1 million for the nine months ended September 30, 2019. The increase in general and administrative expenses was partially offset by a decrease in travel expenses to US$2.9 million for the nine months ended September 30, 2020 from US$8.2 million for the nine months ended September 30, 2019 as a result of reduced travel in light of the COVID-19 pandemic.

Operating Profit

Nine Months Ended September 30, 2020 and 2019. Mainly for the reasons set forth above, AIIB’s operating profit decreased to US$126.5 million for the nine months ended September 30, 2020 from US$270.2 million for the nine months ended September 30, 2019.

Accretion of Paid-in Capital Receivables

Paid-in capital receivables represent amounts due from the Bank’s members in respect of paid-in capital. These amounts are initially recognized at fair value, which reflects the discounted present value of future paid-in capital inflows, and subsequently measured at amortized cost. The difference between amortized cost and fair value is accounted for as a reserve under members’ equity and is accreted through the income statement using the effective interest method.

Nine Months Ended September 30, 2020 and 2019. AIIB’s accretion of paid-in capital receivables equaled US$6.0 million for the nine months ended September 30, 2020, compared to US$47.9 million for the nine months ended September 30, 2019. The decrease is mainly the result of the continuing payment of members’ paid-in capital contributions.

Other Comprehensive Income

For financial liabilities that are designated at fair value through profit or loss, fair value changes attributable to changes in AIIB’s own credit risk are recognized in other comprehensive income.

Nine Months Ended September 30, 2020 and 2019. AIIB’s unrealized gain on the Bank’s borrowings arising from changes in AIIB’s own credit risk increased to US$3.1 million for the nine months ended September 30, 2020 from nil for the nine months ended September 30, 2019 as a result of the widening of the Bank’s credit spread against LIBOR due to an increase in AIIB’s bond issuances and recent volatility in the financial markets.

Total comprehensive income

Nine Months Ended September 30, 2020 and 2019. Mainly for the reasons set forth above, AIIB’s total comprehensive income decreased to US$135.6 million for the nine months ended September 30, 2020 from US$318.1 million for the nine months ended September 30, 2019.

Balance Sheet

Assets

Total assets mainly consist of (i) term deposits and certificates of deposit with initial maturities of more than three months, (ii) loan investments at amortized cost, (iii) investments at fair value through profit or loss, (iv) cash and cash equivalents, (v) bond investments at amortized cost, (vi) paid-in capital receivables and (vii) derivatives entered into to manage interest rate and currency risks.

Investments at fair value through profit and loss mainly consist of (i) the Bank’s investments in portfolios of high credit quality securities managed by external asset managers engaged by AIIB and (ii) short-term high credit quality certificates of deposit which are actively managed as part of the Bank’s treasury portfolio and measured at fair value through profit or loss. Cash and cash equivalents consist of (i) term deposits and certificates of deposit with initial maturities of three months or less, (ii) demand deposits and (iii) money market funds.

Assets of the Bank include high-quality liquid assets, which are defined as cash or assets that can be converted into cash at little or no loss in value.

As of September 30, 2020 and December 31, 2019. As of September 30, 2020, AIIB’s total assets were US$30,777.0 million, compared to total assets of US$22,631.6 million as of December 31, 2019. This increase resulted mainly from (i) an increase of US$4,705.2 million in loan investments at amortized cost, (ii) an increase of US$2,208.3 million in term deposits and certificates of deposit with an initial maturity of more than three months, (iii) an increase of US$733.6 million in investments at fair value through profit or loss, (iv) an increase of US$517.1 million in cash and cash equivalents and (v) an increase of US$152.9 million in derivatives entered into to manage interest rate and currency risks. This increase was partially offset mainly by a decrease of US$281.3 million in paid-in capital receivables (reflecting the continuing payment of members’ paid-in capital contributions).

Liabilities

Total liabilities mainly consist of (i) borrowings, (ii) cash collateral payable, (iii) amounts payable for the Bank’s fund investments, (iv) provisions resulting from the ECL on loan commitments and (v) accrued expenses.

As of September 30, 2020 and December 31, 2019. As of September 30, 2020, AIIB’s total liabilities were US$10,650.2 million, compared to total liabilities of US$2,645.5 million as of December 31, 2019. This increase resulted primarily from (i) an increase of US$7,694.0 million in borrowings (see under “–Income Statement–Interest Expense”), (ii) an increase of US$146.1 million in cash collateral payable, (iii) an increase of US$92.6 million in payables for the Bank’s fund investments purchased and (iv) an increase of US$33.7 million in provisions that the Bank has taken in respect of ECL allowances.

Members’ Equity

Members’ equity consists of (i) paid-in capital, (ii) reserves for accretion of paid-in capital receivables, (iii) reserves for unrealized gain on borrowings measured at fair value attributable to changes in the Bank’s own credit risk and (iv) retained earnings.

As of September 30, 2020 and December 31, 2019. As of September 30, 2020, AIIB’s total members’ equity was US$20,126.8 million, compared to total members’ equity of US$19,986.2 million as of December 31, 2019. This increase resulted from (i) an increase of US$126.5 million in retained earnings, (ii) an increase of US$3.1 million in reserves for unrealized gain on borrowings measured at fair value attributable to the Bank’s own credit risk, (iii) an increase of US$5.1 million in paid-in capital and (iv) a decrease of US$5.9 million in reserves for accretion of paid-in capital receivables.

Asset Quality

As of September 30, 2020, no AIIB assets were categorized as overdue, restructured trouble debt, in non-accrual status or written off, except for US$15.6 million in bond investments which are credit impaired (see the two credit impaired bond holdings mentioned under “–Income Statement–Impairment Provision”), and US$144.0 million of overdue contractual undiscounted paid-in capital receivables, which are not credit impaired.